                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 21)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                 DECEMBER 8, 2004 THROUGH JANUARY 28, 2005 (Date
                of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
             Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

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CUSIP No.  87927W10                                               13D                                                   Page 2 of 8
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         BANCA iNTESA s.P.a.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)     [x]
                                                                                                             (b)     [ ]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

------------------------    ------------------------------------------------------------------------------------------- ------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Republic of Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      61,947,112
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  1,751,765,823
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                 60,567,814
       REPORTING

      PERSON WITH
------------------------    -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             1,751,765,823
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      1,813,712,935
                                                                                                           (See Item 5)

------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                            SHARES:                                                                                  [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       16.88%
                                                                                                                   (See Item 5)
------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO

            This Amendment No. 21 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule
13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

            Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A.
("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the
Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         On January 23, 2005, Olimpia announced that it had entered into a forward sale agreement (the "Mediobanca Forward Sale Agreement"), dated as of
December 24, 2004, with Mediobanca S.p.A. ("Mediobanca") pursuant to which
Olimpia agrees to purchase from Mediobanca certain Telecom Italia Shares for an aggregate purchase price of 410,000,000 euro, subject to the conditions described below in this paragraph. The purchase price per Telecom Italia Share will be determined by reference to the price paid by Mediobanca to acquire such
Telecom Italia Shares during the term of the Mediobanca Forward Sale Agreement
(subject to minor adjustments to reflect transaction costs that may be incurred by Mediobanca), but will not in any event exceed 3.50 euro. The number of
Telecom Italia Shares to be acquired by Olimpia pursuant to the Mediobanca
Forward Sale Agreement will be determined by dividing 410,000,000 euro by the price per Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds
3.50 euros for any seven consecutive trading days during the term of the
Mediobanca Forward Sale Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom Italia Shares. If the parties are unable to reach an agreement within five trading days following the date of such meeting, then
Mediobanca may elect to terminate the Mediobanca Forward Sale Agreement. In addition, settlement of the transactions contemplated by the Mediobanca Forward
Sale Agreement is conditional upon Olimpia's receipt of a minimum of 410,000,000 euro of proceeds on or before February 28, 2005 from the capital raising by
Olimpia described in Item 4 of Pirelli's Amendment No. 32 to its Statement on
Schedule 13D (the "Olimpia Capital Raising"). If this amount of proceeds is received from the Olimpia Capital Raising on or before February 28, 2005, then settlement of the transactions contemplated by the Mediobanca Forward Sale
Agreement will occur on a date (which is to be determined by Olimpia) prior to
May 31, 2005. However, the Mediobanca Forward Sale Agreement will terminate if the proceeds received from the Olimpia Capital Raising on or before February 28,
2005 do not equal or exceed 410,000,000 euro unless Olimpia elects to (i)
proceed with the purchase of Telecom Italia Shares contemplated thereby or (ii)
arrange for a third party to purchase the Telecom Italia Shares on the terms set forth above. If the Mediobanca Forward Sale Agreement is terminated for the reason described in the previous sentence, Olimpia will be required to pay to
Mediobanca a termination fee. A copy of an English translation of the Mediobanca
Forward Sale Agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D, dated February 14, 2005, filed as Exhibit 50 to this
Schedule 13D and is incorporated by reference herein.

         Also on January 23, 2005, Olimpia announced that it had entered into a forward sale agreement (the "JPMorgan Forward Sale Agreement"), dated as of
December 8, 2004, with JPMorgan Chase Bank NA ("JPMorgan") pursuant to which
Olimpia agrees to purchase from JPMorgan Chase Bank 424,130,480 convertible bonds issued by Telecom Italia (the "Forward Sale Agreement Bonds") for an
aggregate purchase price equal to the sum of (x) 625,000,000 euro (the "Bonds
Purchase Price") and (y) an amount equal to the total interest accrued on the
Forward Sale Agreement Bonds (as reported on page BXT of the Bloomberg reporting system) during the period from January 1, 2005 until the settlement date of the transactions contemplated by the JPMorgan Forward Sale Agreement (the "Accrued
Interest Amount"). The Forward Sale Agreement Bonds are freely convertible into an aggregate of 200,000,000 Telecom Italia Shares. Settlement of the
transactions contemplated by the JPMorgan Forward Sale Agreement is conditional upon Olimpia's receipt of a minimum of 630,000,000 euro of proceeds on or before
February 28, 2005 from the Olimpia Capital Raising, and will take place within five days of such occurrence. If the proceeds received from the Olimpia Capital
Raising on or before February 28, 2005 do not equal or exceed 630,000,000 euro, then Olimpia will not be required to proceed with the purchase of the Forward
Sale Agreement Bonds. However, if Olimpia elects not to proceed with the transaction, then it will be required to arrange for a third party to purchase the Forward Sale Agreement Bonds with a settlement date of no later than March
15, 2005, and otherwise on the terms set forth above. If Olimpia is unable to arrange for a third party to purchase the Forward Sale Agreement Bonds on such terms, then Olimpia will be required to pay to JPMorgan a termination fee. A copy of an English translation of the JPMorgan Forward Sale Agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D, dated February 14,
2005, filed as Exhibit 51 to this Schedule 13D and is incorporated by reference herein.

         A copy of a press release issued by Olimpia on January 23, 2005 concerning the Mediobanca Forward Sale Agreement and the JPMorgan Forward Sale
Agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D,
dated February 14, 2005, filed as Exhibit 52 to this Schedule 13D and is incorporated by reference herein.

         On January 27, 2005, Olimpia entered into a forward sale agreement (the
"Caboto Forward Sale Agreement") with Banca Caboto S.p.A. ("Caboto") pursuant to which Olimpia agrees to purchase from Caboto certain Telecom Italia Shares for an aggregate purchase price of 400,000,000 euro, subject to the conditions described below in this paragraph. The purchase price per Telecom Italia Share will be determined by reference to the price paid by Caboto to acquire such
Telecom Italia Shares during the term of the Caboto Forward Sale Agreement
(subject to minor adjustments to reflect transaction costs that may be incurred by Caboto), but will not in any event exceed 3.50 euro. The number of Telecom
Italia Shares to be acquired by Olimpia pursuant to the Caboto Forward Sale
Agreement will be determined by dividing 400,000,000 euro by the price per
Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds 3.50 euros for any seven consecutive trading days during the term of the Caboto Forward Sale
Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom
Italia Shares. If the parties are unable to reach an agreement within five business days following the date of such meeting, then Caboto may elect to terminate the Caboto Forward Sale Agreement. In

addition, settlement of the transactions contemplated by the Caboto Forward Sale
Agreement is conditional upon Olimpia's receipt of a minimum of 400,000,000 euro of proceeds from the Olimpia Capital Raising on or before February 28, 2005. If the proceeds received from the Olimpia Capital Raising on or before February 28,
2005 equal or exceed 400,000,000 euro, then settlement of the transactions contemplated by the Caboto Forward Sale Agreement will occur on a date (which is to be determined by Olimpia) prior to May 31, 2005. However, the Caboto Forward
Sale Agreement will terminate if the proceeds received from the Olimpia Capital
Raising on or before February 28, 2005 do not equal or exceed 400,000,000 euro unless Olimpia elects to (i) proceed with the purchase of the Telecom Italia
Shares contemplated thereby or (ii) arrange for a third party to purchase the
Telecom Italia Shares on the terms set forth above. If the Caboto Forward Sale
Agreement is terminated for the reason described in the previous sentence, then
Olimpia will be required to pay to Caboto a termination fee. A copy of an
English translation of the Caboto Forward Sale Agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D, dated February 14, 2005, filed as
Exhibit 53 to this Schedule 13D and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         The information contained in Item 4 above concerning the Mediobanca
Forward Sale Agreement, the JPMorgan Forward Sale Agreement and the Caboto
Forward Sale Agreement is incorporated herein by reference.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER
         ---------------------------

         Reference is made to the Hopa Agreement (as that term is defined in
Amendment No. 10 to the Statement on Schedule 13D). On January 27, 2005, each of
Intesa, Pirelli, Edizione Finance (as defined in Amendment No. 10 to the
Statement on Schedule 13D), Hopa, and UniCredito entered into an agreement that amends the Hopa Agreement in certain respects (the "Hopa Agreement Amendment"), including by allowing those parties to acquire certain Telecom Italia Shares, provided that such acquisitions do not cause the aggregate number of Telecom
Italia Shares held by Olimpia and its shareholders to exceed 30% of the total number of Telecom Italia Shares outstanding. Specifically (and subject to the limitation described in the previous sentence), the Hopa Agreement Amendment permits (i) Pirelli to acquire up to 300,000,000 Telecom Italia Shares, and (ii)
each of Intesa, Edizione Finance, Hopa, and UniCredito to acquire up to
100,000,000 Telecom Italia Shares. A copy of a press release issued by each of
Intesa, Pirelli, Edizione Finance, Hopa, and UniCredito regarding the Hopa
Agreement Amendment is filed as an Exhibit to Amendment No. 33 to Pirelli's
Schedule 13D, dated February 14, 2005, filed as Exhibit 54 to this Schedule 13D and is incorporated by reference herein. . A copy of an English translation of the Hopa Agreement Amendment is filed as an Exhibit to Amendment No. 33 to
Pirelli's Schedule 13D, dated February 14, 2005, filed as Exhibit 55 to this
Schedule 13D and is incorporated by reference herein.

            On January 20, 2005, Olimpia pledged 920,892,723 Telecom Italia
Shares (the "Pledge Shares") in favor of Intesa, Banca di Roma S.p.A., Bipop
Carire S.p.A., Banca di Sicilia S.p.A., Irfis Mediocredito della Sicilia S.p.A.,
MCC S.p.A., Unicredit Banca D'impresa S.p.A., Calyon S.A., Morgan Stanley Bank
International Limited, Morgan Stanley Bank European Funding, Inc.

and Societe Generale (collectively, the "Pledgees") pursuant to a pledge agreement, dated as of January 20, 2005. An English translation of the pledge agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D,
dated February 14, 2005, filed as Exhibit 56 to this Schedule 13D and is incorporated by reference herein. The Pledge Shares secure certain obligations of Olimpia arising under a revolving credit facility agreement, dated as of
January 12, 2005, by and among Olimpia and each of the Pledgees. A copy of the revolving credit facility agreement is filed as an Exhibit to Amendment No. 33 to Pirelli's Schedule 13D, dated February 14, 2005, filed as Exhibit 57 to this
Schedule 13D and is incorporated by reference herein. Under the revolving credit facility agreement, the Pledgees agree to lend to Olimpia an aggregate amount of up to 2,400,000,000 euro on the terms and conditions set forth therein. Prior to
January 20, 2005, the Pledge Shares were pledged in favor of Intesa, Unicredit
Banca Mobiliare S.p.A., Banca di Roma S.p.A., Banca CRT S.p.A. and Rolo Banca
1473 S.p.A. (collectively, the "Prior Pledgees") pursuant to the pledge agreement filed as Exhibit 16 to Amendment No. 2 to the Statement on Schedule
13D. On January 20, 2005, the Prior Pledgees released Olimpia, and discharged the Pledge Shares, from that the pledge agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit No.           Description
-----------           -----------

50.                   Forward Sale Agreement, dated as of December 24, 2004,
                      between Olimpia and Mediobanca [English translation]
                      (incorporated by reference to Exhibit 68 to the Schedule
                      13D, dated February 14, 2005, filed with the Securities
                      and Exchange Commission by Pirelli S.p.A.)

51.                   Forward Sale Agreement, dated as of December 8, 2004,
                      between Olimpia and JPMorgan [English translation]
                      (incorporated by reference to Exhibit 69 to the Schedule
                      13D, dated February 14, 2005, filed with the Securities
                      and Exchange Commission by Pirelli S.p.A.)

52.                   Press release of Olimpia, dated as of January 23, 2005
                      (incorporated by reference to Exhibit 70 to the Schedule
                      13D, dated February 14, 2005, filed with the Securities
                      and Exchange Commission by Pirelli S.p.A.)

53.                   Forward Sale Agreement, dated as of January 27, 2005,
                      between Olimpia and Caboto [English translation]
                      (incorporated by reference to Exhibit 71 to the Schedule
                      13D, dated February 14, 2005, filed with the Securities
                      and Exchange Commission by Pirelli S.p.A.)

54.                   Press release of Intesa, Pirelli, Edizione Finance, Hopa,
                      and UniCredito, dated as of January 28, 2005 (incorporated by reference to Exhibit 72 to the Schedule 13D, dated
                      February 14, 2005, filed with the Securities and Exchange
                      Commission by Pirelli S.p.A.).

55.                   Agreement, dated as of January 28, 2005, by and among
                      Intesa, Pirelli, Edizione Finance, Hopa, and UniCredito
                      [English translation] (incorporated by reference

                      to Exhibit 73 to the Schedule 13D, dated February 14,
                      2005, filed with the Securities and Exchange Commission by
                      Pirelli S.p.A.)

56.                   Pledge Agreement, dated as of January 20, 2005, by and
                      among Olimpia and each of the Pledgees [English
                      translation] (incorporated by reference to Exhibit 74 to
                      the Schedule 13D, dated February 14, 2005, filed with the
                      Securities and Exchange Commission by Pirelli S.p.A.)

57.                   Revolving Credit Facility Agreement, dated as of January
                      12, 2005, by and among Olimpia and each of the Pledgees
                      (incorporated by reference to Exhibit 75 to the Schedule
                      13D, dated February 14, 2005, filed with the Securities
                      and Exchange Commission by Pirelli S.p.A.)

                            [SIGNATURE ON NEXT PAGE]

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 2005

                                      BANCA INTESA S.p.A.

                                   By:    /s/ Amedeo Nodari
                                       ----------------------------------------
                                       Name: Amedeo Nodari
                                       Title:  Head of Institutional Investments

                                   By:   /s/ Marco Cerrina Feroni
                                       -------------------------------
                                       Name: Marco Cerrina Feroni
                                       Title:   Head of Merchant Banking